UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In april 2008 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				652,381,314		64.5816	32.2813
Non-Voting Shares				15,856,837		1.5688	0.7846
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Subscription	2-Apr	9,018,786	43.00	R$ 387,807,798.00
Common Shares		Total		9,018,786		R$ 387,807,798.00
Non-Voting Shares		Subscription	2-Apr	317,938	43.00	R$ 13,671,334.00
Non-Voting Shares		Total		317,938		R$ 13,671,334.00
Common Shares		Bonus Stock	9-Apr	330,700,050
Common Shares		Total		330,700,050
Non-Voting Shares		Bonus Stock	9-Apr	8,087,387
Non-Voting Shares		Total		8,087,387
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				992,100,150		64.6346	32.3173
Non-Voting Shares				24,262,162		1.5806	0.7903

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In april 2008 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				9,541,368		0.9445	0.4721
Non-Voting Shares				9,790,958		0.9686	0.4844
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Subscription	2-Apr	131,899	43.00	R$ 5,671,657.00
Common Shares		Total		131,899		R$ 5,671,657.00
Non-Voting Shares		Subscription	2-Apr	90,969	43.00	R$ 3,911,667.00
Non-Voting Shares		Total		90,969		R$ 3,911,667.00
Common Shares		Bonus Stock	9-Apr	4,836,629
Common Shares		Total		4,836,629
Non-Voting Shares		Bonus Stock	9-Apr	4,940,937
Non-Voting Shares		Total		4,940,937
Common Shares	Bradesco S.A. C.T.V.M	sell	8-Apr	7,083	29.90	R$ 211,781.70
Common Shares		sell	8-Apr	400	29.92	R$ 11,968.00
Common Shares		sell	8-Apr	300	29.95	R$ 8,985.00
Common Shares		sell	8-Apr	3,600	29.97	R$ 107,892.00
Common Shares		sell	8-Apr	10,000	29.99	R$ 299,900.00
Common Shares		sell	8-Apr	28,200	30.00	R$ 846,000.00
Common Shares		sell	8-Apr	3,700	30.01	R$ 111,037.00
Common Shares		sell	8-Apr	10,100	30.02	R$ 303,202.00
Common Shares		sell	8-Apr	10,000	30.05	R$ 300,500.00
Common Shares		sell	8-Apr	10,300	30.09	R$ 309,927.00
Common Shares		sell	8-Apr	10,000	30.14	R$ 301,400.00
Common Shares		sell	8-Apr	10,000	30.15	R$ 301,500.00
Common Shares		Total		103,683		R$ 3,114,092.70
Non-Voting Shares		sell	8-Apr	4,260	34.60	R$ 147,396.00
Non-Voting Shares		sell	8-Apr	33	34.61	R$ 1,142.13
Non-Voting Shares		sell	8-Apr	2,000	34.70	R$ 69,400.00
Non-Voting Shares		sell	8-Apr	2,000	34.72	R$ 69,440.00
Non-Voting Shares		Total		8,293		R$ 287,378.13
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				14,406,209		0.9385	0.4692
Non-Voting Shares				14,814,523		0.9651	0.4825

Note:
Directors that were fired from Banco Bradesco S.A. Raul Santoro de Mattos Almeida

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			4	0.0433	0.0433
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			4	0.0433	0.0433
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In april 2008 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee			( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity			% of participation
						Same type of Shares	Total
Common Shares				538,747		0.0533	0.0266
Non-Voting Shares				1,390,538		0.1375	0.0688
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price		Value in R$
Common Shares	Banco Bradesco S.A.	Subscription	2-Apr	4,605	43.00		R$ 198,015.00
Common Shares		Total		4,605			R$ 198,015.00
Non-Voting Shares		Subscription	2-Apr	17,636	43.00		R$ 758,348.00
Non-Voting Shares		Total		17,636			R$ 758,348.00
Common Shares		Bonus Stock	9-Apr	200,362
Common Shares		Total		200,362
Non-Voting Shares		Bonus Stock	9-Apr	536,085
Non-Voting Shares		Total		536,085
Common Shares	Bradesco S.A. C.T.V.M	Subscription	2-Apr	10,000	2.00		R$ 20,000.00
Common Shares		Total		10,000			R$ 20,000.00
Common Shares		Subscription	2-Apr	1,785	43.00		R$ 76,755.00
Common Shares		Total		1,785			R$ 76,755.00
Non-Voting Shares		Subscription	2-Apr	4,000	5.03		R$ 20,120.00
Non-Voting Shares		Total		4,000			R$ 20,120.00
Non-Voting Shares		Subscription	2-Apr	2,000	49.70		R$ 99,400.00
Non-Voting Shares		Total		2,000			R$ 99,400.00
Non-Voting Shares		Subscription	2-Apr	4,000	3.61		R$ 14,440.00
Non-Voting Shares		Total		4,000			R$ 14,440.00
Non-Voting Shares		Subscription	2-Apr	4,358	43.00		R$ 187,394.00
Non-Voting Shares		Total		4,358			R$ 187,394.00
Common Shares		Bonus Stock	9-Apr	77,199
Common Shares		Total		77,199
Non-Voting Shares		Bonus Stock	9-Apr	168,349
Non-Voting Shares		Total		168,349
Common Shares		buy	7-Apr	30	30.00		R$ 900.00
Common Shares		buy	7-Apr	300	30.06		R$ 9,018.00
Common Shares		buy	28-Apr	6,700	31.41		R$ 210,447.00
Common Shares		buy	28-Apr	12,900	31.42		R$ 405,318.00
Common Shares		buy	28-Apr	1,100	31.47		R$ 34,617.00
Common Shares		buy	28-Apr	33,900	31.50		R$ 1,067,850.00
Common Shares		buy	28-Apr	8,500	31.52		R$ 267,920.00
Common Shares		buy	28-Apr	7,400	31.55		R$ 233,470.00
Common Shares		Total		70,830			R$ 2,229,540.00
Common Shares		sell	30-Apr	3,400	32.89		R$ 111,826.00
Common Shares		Total		3,400			R$ 111,826.00
Non-Voting Shares		sell	7-Apr	8,600	34.71		R$ 298,506.00
Non-Voting Shares		sell	7-Apr	2,300	34.72		R$ 79,856.00
Non-Voting Shares		sell	7-Apr	6,400	34.75		R$ 222,400.00
Non-Voting Shares		sell	7-Apr	3,000	34.76		R$ 104,280.00
Non-Voting Shares		sell	7-Apr	4,700	34.80		R$ 163,560.00
Non-Voting Shares		sell	7-Apr	1,500	34.81		R$ 52,215.00
Non-Voting Shares		sell	7-Apr	1,000	34.82		R$ 34,820.00
Non-Voting Shares		sell	7-Apr	3,400	34.88		R$ 118,592.00
Non-Voting Shares		sell	28-Apr	8,300	36.90		R$ 306,270.00
Non-Voting Shares		sell	28-Apr	2,400	36.92		R$ 88,608.00
Non-Voting Shares		sell	28-Apr	6,000	36.93		R$ 221,580.00
Non-Voting Shares		sell	28-Apr	6,000	36.94		R$ 221,640.00
Non-Voting Shares		sell	28-Apr	1,300	36.97		R$ 48,061.00
Non-Voting Shares		sell	28-Apr	6,000	36.98		R$ 221,880.00
Non-Voting Shares		sell	28-Apr	18,600	37.00		R$ 688,200.00
Non-Voting Shares		sell	28-Apr	1,600	37.01		R$ 59,216.00
Non-Voting Shares		sell	28-Apr	3,100	37.02		R$ 114,762.00
Non-Voting Shares		sell	28-Apr	700	37.05		R$ 25,935.00
Non-Voting Shares		sell	28-Apr	6,000	37.10		R$ 222,600.00
Non-Voting Shares		Total		90,900			R$ 3,292,981.00
Closing Balance
Type of Securities/Derivatives				Quantity			% of participation
						Same type of Shares	Total
Common Shares				900,128		0.0586	0.0293
Non-Voting Shares				2,036,066		0.1326	0.0663

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In april 2008 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				5,332		0.0005	0.0002
Non-Voting Shares				65,554		0.0064	0.0032
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Subscription	2-Apr	4	43.00	R$ 172.00
Common Shares		Total		4		R$ 172.00
Non-Voting Shares		Subscription	2-Apr	540	43.00	R$ 23,220.00
Non-Voting Shares		Total		540		R$ 23,220.00
Common Shares		Bonus stock	9-Apr	316
Common Shares		Total		316
Non-Voting Shares		Bonus stock	9-Apr	20,044
Non-Voting Shares		Total		20,044
Non-Voting Shares	Bradesco S.A. C.T.V.M	buy	9-Apr	1,000	34.09	R$ 34,090.00
Non-Voting Shares		Total		1,000		R$ 34,090.00
Common Shares		Subscription	2-Apr	65	43.00	R$ 2,795.00
Common Shares		Total		65		R$ 2,795.00
Non-Voting Shares		Subscription	2-Apr	330	43.00	R$ 14,190.00
Non-Voting Shares		Total		330		R$ 14,190.00
Common Shares		Bonus stock	9-Apr	2,383
Common Shares		Total		2,383
Non-Voting Shares		Bonus stock	9-Apr	12,166
Non-Voting Shares		Total		12,166
Non-Voting Shares	Spinelli S.A. C.V.M.C	sell	2-Apr	2,000	51.00	R$ 102,000.00
Non-Voting Shares		Total		2,000		R$ 102,000.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				8,100		0.0005	0.0002
Non-Voting Shares				97,634		0.0063	0.0031

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.